[CTC LETTERHEAD]

June 4, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kristin Lochhead

Re:	Composite Technology Corporation Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2007 Filed May 20, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 000-10999

Dear Ms. Lochhead:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 3, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2007

1.
In future filings, when you file an amendment, please mark the form with the letter “A” to designate that the document is an amendment, e.g., “10-K/A.” Please also number the amendments sequentially, e.g., “Amendment No. 1.” Please see Rule 12B-15.

Response: We have marked the cover page of the Amendment to the Form 10-K as “10-K/A.” In future filings, we will file amendments with the letter “A” designation as indicated.

Kristin Lochhead
Securities and Exchange Commission
June 4, 2008

2.
We note that the signature page has not been changed from your initial Form 10-K filing and is still dated December 14, 2007. Please further amend your Form 10-K to include currently signed and dated signatures. Please refer to Rules 12b-15 and 12b-11 of the Exchange Act Rules.

Response: We have amended the Form 10-K/A to update the date of the signature page to “June 4, 2008.”

Item 9A - Controls and Procedures, page 86

3.
We note your disclosure that “Singer Lewak Greenbaum and Goldstein LLP, the Company’s independent registered public accounting firm, has issued all opinion on the Company’s internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm on page 46 of this annual report on Form 10-K.” In future filings, please also disclose that the registered public accounting firm audited the financial statements included in the annual report consistent with Item 308(a)(4) of Regulation S-K.

Response: For future filings we will disclose that the registered public accounting firm audited the financial statements included in the annual report consistent with Item 308(a)(4) in future filings.

4.
We note that you included management’s statement as to whether or not internal control over financial reporting is effective and the statement that your registered public accounting firm issued an attestation report on your internal control over financial reporting as the last two paragraphs under the section titled, “Changes in Internal Control over Financial Reporting” and not within the section titled “Fiscal 2007 Assessment.” We also note that the discussion of the material weaknesses and other disclosures required by Item 308 of Regulation S-K are included in the section titled “Fiscal 2007 Assessment.” In future filings, please include all of the disclosures required by Item 308 of Regulation S-K in the same section to prevent any confusion.

Response: For future filings we will include all disclosures required by Item 308 of Regulation S-K in the same section.

5.
We note your disclosure that “[e]xcept for the inclusion of our De Wind operations and except for the sale of 75.1 % of our service entity, there was no change in our internal control over financial reporting during the year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, other than the remediation measures which are described above.” In future filings, when providing the disclosures required by Item 308(c) of Regulation S-K, please clearly disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response: The Company will clearly disclose information regarding any change in its internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting as specified in Item 308(c) of Regulation S-K.

Kristin Lochhead
Securities and Exchange Commission
June 4, 2008

Exhibits 31 and 32

6.
We note that the certifications have not been changed from your initial Form 10-K filing and are still dated December 14, 2007. Please further amend your Form 10-K to include new certifications by your principal executive and principal financial officers as required by Rule 12B-15.

Response: We have amended the dates of the signatures of Exhibits 31.1, 31.2, 32.1 and 32.2 to June 4, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 2. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 27

Recent Developments, page 28

7.
We note that you present a non-GAAP measure for EBITDAS which represents earnings before interest, taxes, depreciation, and stock charges. In future filings, consistent with Item 10(e) of Regulation S-K, please comply with the following:

•	Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•
A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

Response: The Company will include the above-mentioned disclosure items in conformity with Item 10(e) of Regulation S-K when presenting non-GAAP information in future filings.

Kristin Lochhead
Securities and Exchange Commission
June 4, 2008

8.
In addition, please note the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please apply in future filings.

Response: The Company will include the above-mentioned disclosure items in conformity with the Question 8 of the Staff’s June 2003 FAQ when describing non-GAAP financial measures in future filings.

* * * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (949) 428-8500, or by facsimile at (949) 428-8515.

Very truly yours, COMPOSITE TECHNOLOGY CORPORATION Domonic J. Carney Chief Financial Officer